News Release

Qwick Media Announces Appointment of a New Director

Vancouver, BC, August 5, 2015 – Qwick Media Inc. (the “Company”) (CSE: QMI) is pleased to announce the appointment of Corrine Tocher to the Company’s Board of Directors, effective as of July 31, 2015.

Corrine Tocher is a director and the founder of C.E. Tocher Holdings Ltd., the Company’s second largest shareholder.  She is a director and has also been the past President of Tocher Holdings Ltd. since 1962. Until 1991, Ms. Tocher served as administrator in the Administration and Marketing division of Canadian Northern Shield Insurance Company (CNS).  She was instrumental in establishing support systems during its spin-off from the Insurance Corporation of British Columbia (ICBC). CNS was formed in 1985 through the privatization of ICBC's general insurance division, which had been in operation since 1973.

Ms. Tocher brings a wealth of project management and investment experience to the Company. She is known in the local business investment community as a team builder, focused upon workplace excellence. With Ms. Tocher’s appointment, the Company’s Board of Directors is now comprised of seven members.

The Board of Directors of the Company has authorized the issuance of 300,000 stock options to Ms. Tocher, each of which is exercisable into one common share of the Company at a price of $0.20 per share until July 31, 2020, and is subject to the terms of the Company’s stock option plan. The options will vest over a two year period, with one third vesting on the date of grant, one third on the first anniversary date and one third on the second anniversary date.

About Qwick Media

Qwick Media provides content management systems for the delivery of private channels into high traffic locations. Touch screen media, and interactive signage allow consumers to engage themselves with interactive directories, wayfinding, reward coupons and drive other on-demand media applications. To find out more please visit our new website at: http://www.qwickmedia.com

For further information, contact:

Greg Dureault
Vice-President and General Counsel
Tel. 604 338 8820
Email: greg@qwickmedia.com